Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

NORTEK, INC. RECEIVES COURT APPROVAL FOR FIRST DAY MOTIONS AND TO PAY TRADE CREDITORS IN FULL IN THE NORMAL COURSE

Plan Confirmation Hearing Scheduled for December 4, 2009
Exit Financing in Place and Motion to Use Cash Collateral Approved

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PROVIDENCE, RI, October 23, 2009—**Nortek, Inc. ("Nortek")** today announced that it and its domestic subsidiaries (together, the "Debtors") received approval from the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") of several first-day motions, including interim authorization to pay trade creditor balances that were incurred prior to the Debtor's chapter 11 filings on October 21, 2009. New trade balances will be paid in the ordinary course of business. The Bankruptcy Court also authorized the Debtors to pay all salaries and wages to their employees earned and unpaid as of the filings. The Court also approved the Debtor's ability to honor all customer programs, including product warranties, in the ordinary course of business. In addition, the Bankruptcy Court approved an order authorizing the Debtors to use their cash on hand for the operation of business in the normal course. As of the date of the filings, **Nortek** and its subsidiary companies had cash on hand of approximately $125 million.

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As previously announced, **Nortek** has obtained a commitment for a $250 million asset-backed credit facility which will be available when the Debtors emerge from bankruptcy.

Additionally, the Bankruptcy Court scheduled the confirmation hearings for the Debtors' prepackaged plans of reorganization (the "Prepackaged Plans") for December 4, 2009. Accordingly, the Debtors expect to emerge from bankruptcy by year-end.

"We are pleased that the Bankruptcy Court has granted these authorizations so that we can operate our business in the normal course without disruption while we complete this expedited 'prepackaged' chapter 11 process", said Richard Bready, Chairman and Chief Executive Officer. "The liquidity resulting from our ability to use our cash on hand and cash flow from operations will be more than adequate to fund our projected cash needs."

Nortek (through its subsidiaries) is a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and home technology convenience and security products. **Nortek** offers a broad array of products including: range hoods, bath fans, indoor air quality systems, medicine cabinets and central vacuums, heating and air conditioning systems, and home technology offerings, including audio, video, access control, security and other products.

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